

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

August 10, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re:** **Promotora Valle Hermosa, Inc.**
> **Amendment No. 8 to Schedule 14C**
> **File No. 000-27199**

Dear Mr. Kim:

     We have completed our review of your Amendment No. 8 to Schedule 14C and related filings and have no further comments at this time.

     Sincerely,

     Jay Ingram
     Legal Branch Chief